EXHIBIT 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

AMYLIN PHARMACEUTICALS, INC.

(in thousands, except ratio of earnings to fixed charges)

The following table sets forth our ratio of earnings to fixed charges for the years ended December 31 2002, 2003, 2004, 2005, and 2006 and for the six months ended June 30, 2006 and 2007.  As earnings were inadequate to cover the combined fixed charges, we have provided the average deficiency amounts.  Fixed charges are the sum of (i) interest costs; and (ii) the portion of operating lease rental expense that is representative of the interest factor ranging from 12.0% to 17.5%.

	Year ended December 31,					Six-months ended June 30,
	2002	2003	2004	2005	2006	2006	2007
EARNINGS
Net loss	$(109,787)	$(122,808)	$(157,157)	$(206,832)	$(218,856)	$(114,295)	$(94,437)
Plus: Fixed charges	6,361	6,754	10,279	12,089	10,310	6,136	6,672
Less: Interest capitalized	—	—	—	—	(560)	(120)	(1,563)
Plus: Amortization of interest capitalized	—	—	—	—	—	—	—

Earnings	$(103,426)	$(116,054)	$(146,878)	$(194,743)	$(209,106)	$(108,279)	$(89,328)

FIXED CHARGES
Interest expense on indebtedness	6,011	5,975	9,301	10,880	8,575	5,461	4,152
Interest capitalized	—	—	—	—	560	120	1,563
Interest expense on portion of rent	350	779	978	1,209	1,175	555	957

Total fixed charges	$6,361	$6,754	$10,279	$12,089	$10,310	$6,136	$6,672

Ratio of earnings to fixed charges	—	—	—	—	—	—	—

Coverage deficiency	$(109,787)	$(122,808)	$(157,157)	$(206,832)	$(219,416)	$(114,415)	$(96,000)